SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA ● ASIA PACIFIC ● EUROPE	meng.ding@sidley.com +852 2509 7858

October 10, 2023

CONFIDENTIAL

Tony Watson

Rufus Decker

Kate Beukenkamp

Mara Ransom

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ryde Group Ltd
Amendment No. 1 to Registration Statement on Form F-1
Filed October 2, 2023
File No. 333-274283

Dear Mr. Watson, Mr. Decker, Ms. Beukenkamp and Ms. Ransom,

On behalf of our client, Ryde Group Ltd (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 5, 2023 regarding the Company’s registration statement on Form F-1 filed on October 2, 2023 (the “Amendment No. 1 to Registration Statement”) relating to a proposed initial public offering of the Company’s Class A Ordinary Shares in the United States. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Amendment No. 2 to Registration Statement”).

The Company has responded to all of the Staff’s comments by revising the Amendment No. 1 to Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Amendment No. 1 to Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 2 to Registration Statement.

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y., David K. Lee,
Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Claudia Yu K.W., Yan Zhang
Registered Foreign Lawyers | Gordon H. I. Davidson (England and Wales)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*,
Effie Vasilopoulos (New South Wales)*, (Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*
Consultants | Hon Au Yeung, Huberta Chow X.L., Patrick Liu L., (Winnie) Mak T.M., Dominic Sze C.K.,
Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)
° Foreign Legal Consultant / Legal Counsel

SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA ● ASIA PACIFIC ● EUROPE	meng.ding@sidley.com +852 2509 7858

Amendment No.2 to Registration Statement

Cover page

1.	You refer to the 70.4% aggregate voting power of your Class B Ordinary Shareholders when your disclosure on page 90 totals to a higher percentage amount. Revise to consistently disclose this percentage or tell us why the amounts do not reconcile.
In response to the Staff’s comment, the Company has disclosed the voting power of our directors, executive officers and principal shareholders in Class A and Class B Ordinary Shares separately on page 90 of the Amendment No.2 to Registration Statement to show the reason for the inconsistency was because the amount disclosed on page 90 includes the voting power of Class A and Class B Ordinary Shareholders, while the percentage amount on the cover page only refers to the voting power of Class B Ordinary Shareholders.

Capitalization, page 44

2.	Your disclosure in the second bullet point related to deducting underwriting discounts, commissions and estimated offering expenses is not consistent with the balance presented for additional paid-in capital in the pro forma column of your table. Please clarify or revise.
In response to the Staff’s comment, the Company has revised disclosure on page 44 of the Amendment No. 2 to Registration Statement.

3.	Please revise to include your note from shareholder and non-controlling interests as components of your total capitalization as June 30, 2023.
In response to the Staff’s comment, the Company has revised disclosure on page 44 of the Amendment No. 2 to Registration Statement.

Dilution, page 45

4.	Your tangible book deficit per share as of June 30, 2023 of $(1.52) presented in the second paragraph is not consistent with tangible book deficit per share as of June 30, 2023 presented in the table. Also, in the third paragraph your disclosure of pro forma as adjusted net tangible book value as of June 30, 3023 of $7.3 million is not consistent with your disclosure that changes in net tangible book deficit as of June 30, 2023 only give effect to sale of Class A ordinary shares offered in this offering after deducting underwriting discounts, commissions and estimated offering expenses. Please clarify or revise.
In response to the Staff’s comment, the Company has revised disclosure on page 45 of the Amendment No. 2 to Registration Statement.

5.	Please add a note to the table at the bottom of page 45 which reconciles the shares outstanding as of June 30, 2023 per your financial statements to the amounts stated for existing shareholders in the table.
In response to the Staff’s comment, the Company has revised disclosure on page 45 of the Amendment No. 2 to Registration Statement.

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y., David K. Lee,
Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Claudia Yu K.W., Yan Zhang
Registered Foreign Lawyers | Gordon H. I. Davidson (England and Wales)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*,
Effie Vasilopoulos (New South Wales)*, (Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*
Consultants | Hon Au Yeung, Huberta Chow X.L., Patrick Liu L., (Winnie) Mak T.M., Dominic Sze C.K.,
Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)
° Foreign Legal Consultant / Legal Counsel

SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA ● ASIA PACIFIC ● EUROPE	meng.ding@sidley.com +852 2509 7858

Note 2. Summary of Significant Accounting Policies

Revenue from Advertising, page F-32

6.	Please revise to clarify if revenue from advertising is recognized over time or at a point in time. If revenue is recognized over time, please clarify your methods used to measure progress and why the methods reflect a faithful depiction of the transfer of the services. Refer to ASC 606-10-50-18 and 19.
In response to the Staff’s comment, the Company has revised disclosure on page F-32 of the Amendment No. 2 to Registration Statement.

Note 8. Convertible Loan from a Shareholder, page F-38

7.	Please tell us your consideration of the guidance in ASC 470-50-40-6 through 40-15 related to the modification of your loan with DLG. Also, tell us why the 395,735 shares disclosed are not reflected in the statement of changes in shareholders’ equity as of June 30, 2023 and why the conversion from debt to equity is not presented in your supplemental disclosures of non-cash activities in the statement of cash flows.

The Company respectfully advises the Staff that there was no modification since the loan was converted into shares in accordance with the agreement dated January 20, 2020. The addendum primarily serves to provide clarification on the conversion formula. As part of the reorganization the entities are under common control as described in “Note 1 Organization and business overview” in page F-7, the conversion of the convertible loan was fully converted into the Company’s Class A ordinary shares in April 2023 and was accounted for retrospectively on January 1, 2021. Therefore, the Company has revised disclosure on the Amendment No. 2 to Registration Statement as follows:

●	Page 10 for the “Summary Unaudited Consolidated Balance Sheets”
●	Page 10 for the “Summary Consolidated Balance Sheets”
●	Page 52 for the “Summary Unaudited Consolidated Balance Sheets”
●	Page 52 for the “Summary Consolidated Balance Sheets”
●	Page 91 for the “Related Party Transactions”
●	Page F-3 for the “Consolidated Balance Sheets”
●	Page F-5 for the “Consolidated Statements of Changes In Shareholders’ Equity”
●	Pages F-16 and F-17 for the “Note 6 Related Party Transactions and Balances”
●	Page F-22 for the “Unaudited Condensed Consolidated Balance Sheets”
●	Page F-23 for the “Unaudited Condensed Consolidated Statements of Changes In Shareholders’ Equity”
●	Page F-24 for the “Unaudited Condensed Consolidated Statements of Cash Flows”
●	Pages F-16 and F-17 for the “Note 6 Related Party Transactions and Balances”

Additionally, pages F-17 and F-38 for the “Note 8 Convertible loan from a shareholder” has been removed from the disclosure of the Amendment No. 2 to Registration Statement.

Note 17. Subsequent Events

(c) Subdivision of Authorized Share Capital, page F-43

8.	We note your disclosure of the sub-division of your Class A and Class B ordinary shares. Please tell us your consideration of the guidance in ASC 505-10-S99-4.
In response to the Staff’s comment, the Company has revised disclosure on the Amendment No. 2 to Registration Statements to reflect the effect of the sub-division as follows:

●	Page 9 for the “Summary Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss”
●	Page 9 for the “Summary Consolidated Statements of Operations and Comprehensive Loss”
●	Page 10 for the “Summary Unaudited Consolidated Balance Sheets”
●	Page 10 for the “Summary Consolidated Balance Sheets”
●	Page 51 for the “Summary Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss”
●	Page 51 for the “Summary Consolidated Statements of Operations and Comprehensive Loss”
●	Page 52 for the “Summary Unaudited Consolidated Balance Sheets”
●	Page 52 for the “Summary Consolidated Balance Sheets”
●	Page F-2 for the “Report of Independent Registered Public Accounting Firm
●	Page F-3 for the “Consolidated Balance Sheets”
●	Page F-4 for the “Summary Consolidated Statements of Operations and Comprehensive Loss”
●	Page F-5 for the “Consolidated Statements of Changes In Shareholders’ Equity”
●	Page F-20 for the “Note 13 Loss Per Share”
●	Page F-20 for the “Note 14 Subsequent events”
●	Page F-22 for the “Unaudited Condensed Consolidated Balance Sheets”
●	Page F-23 for the “Unaudited Condensed Consolidated Statements of Changes In Shareholders’ Equity”
●	Page F-43 for the “Note 15 Loss Per Share”
●	Page F-43 for the “Note 16 Subsequent events”

***

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y., David K. Lee,
Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Claudia Yu K.W., Yan Zhang
Registered Foreign Lawyers | Gordon H. I. Davidson (England and Wales)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*,
Effie Vasilopoulos (New South Wales)*, (Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*
Consultants | Hon Au Yeung, Huberta Chow X.L., Patrick Liu L., (Winnie) Mak T.M., Dominic Sze C.K.,
Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)
° Foreign Legal Consultant / Legal Counsel

SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA ● ASIA PACIFIC ● EUROPE	meng.ding@sidley.com +852 2509 7858

If you have any questions regarding the Amendment No. 2 to Registration Statement, please contact me at meng.ding@sidley.com, +852 2509 7858 (work) or +852 6461 4000 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Meng Ding
Meng Ding

Enclosure

c.c.	Junming Terence Zou, Chairman of the Board of Directors and Chief Executive Officer
Raymond Oh, Partner, Sidley Austin
Joanne Chiu, Partner, Kreit & Chiu CPA LLP
William S. Rosenstadt, Esq., Partner, Ortoli Rosenstadt LLP
Mengyi “Jason” Ye, Esq., Partner, Ortoli Rosenstadt LLP
Yarona L. Yieh, Esq., Counsel, Ortoli Rosenstadt LLP

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y., David K. Lee,
Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Claudia Yu K.W., Yan Zhang
Registered Foreign Lawyers | Gordon H. I. Davidson (England and Wales)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*,
Effie Vasilopoulos (New South Wales)*, (Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*
Consultants | Hon Au Yeung, Huberta Chow X.L., Patrick Liu L., (Winnie) Mak T.M., Dominic Sze C.K.,
Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)
° Foreign Legal Consultant / Legal Counsel